EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statements (Form S-3 Nos. 333-52471, 333-62309, 333-77543, 333-81481, 333-84487, 333-85673, 333-30938, 333-72798, 333-72800, 333-107538 and 333-38773) of SciClone Pharmaceuticals, Inc., and

(2)   Registration Statements (Form S-8 Nos. 33-66832, 333-12169, 333-62059, 333-45820, 333-98081, 333-109256 and 333-120008) pertaining to the 1991 Stock Plan, the 1992 Stock Plan, the 1995 Equity Incentive Plan, the 1995 Non-Employee Director Stock Option Plan, the 1996 Employee Stock Purchase Plan, the 2004 Stock Option Plan and the 2004 Outside Directors Stock Option Plan of SciClone Pharmaceuticals, Inc.,

of our reports dated March 10, 2005, with respect to the consolidated financial statements and schedule of SciClone Pharmaceuticals, Inc., SciClone Pharmaceuticals, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SciClone Pharmaceuticals, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ ERNST & YOUNG LLP

Palo Alto, California
March 14, 2005